Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT UPDATES FINAL DRILLING RESULTS FROM THE MONIQUE PROJECT, STUDIES UNDERWAY TO ACCELERATE DEVELOPMENT OF THIS ASSET

MONTREAL, Quebec, Canada, August 24, 2011 – Richmont Mines Inc. (TSX – NYSE Amex: RIC), (“Richmont” or the “Corporation”) is pleased to provide updated drill results from the completed 8,117 metre exploration drill program on the G and J zones of the Monique project (the “Property”), located near Val-d’Or, Quebec.

Highlights:

New results obtained from the G Zone include 2.18 g/t Au over 6.69 metres and 2.47 g/t Au over 6.21 metres (true width), and new results obtained from the J Zone include 6.92 g/t Au over 3.30 metres, 3.24 g/t Au over 6.21 metres, and 2.88 g/t Au over 9.16 metres (true width);

2 anomalies previously identified via a 12 km IPower 3D induced polarization survey will be drill tested later this year;

43-101 compliant technical report is expected to be completed in Q4 2011;

Geotechnical, geomechanical and hydrogeological studies completed while the environmental assessment study will be completed shortly in preparation for permit application requirements.

Martin Rivard, President and CEO of Richmont Mines commented: “Our 2011 exploration program on Monique has yielded favourable results that further support our goal of assessing the viability for a small open-pit operation. While we plan on carrying out additional drilling on newly identified targets on Monique this fall, our near-term objective is to complete a Regulation 43-101 compliant technical report during the fourth quarter of 2011. Furthermore, a 12 km IPower 3D induced polarization survey was completed, and two identified anomalies will be drill tested later this year.”

Drill Results
The 8,117 metre drill program on Monique consisted of 47 holes on the G and J zones, two previously identified gold zones on the Property. New results obtained from the G and J zones are outlined in Tables 1 and 2, respectively, and in the longitudinal sections (see links on next page). Recent results from the G Zone reflect drilling that was conducted at the margins of the zone to define the eastern and western limits of the potential pit.

RICHMONT UPDATES FINAL DRILLING RESULTS FROM THE MONIQUE PROJECT, STUDIES UNDERWAY TO ACCELERATE DEVELOPMENT OF THIS ASSET

August 24, 2011

TABLE 1
NEW MONIQUE PROPERTY DRILL RESULTS G ZONE(1)
						Vertical Depth of
Hole	Length	From	To	True Width	Grade(2)	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(metres)
MO-110-01	147	114.00	117.00	2.67	0.51	86.01
MO-111-01	89	73.80	80.50	5.85	1.52	56.73
MO-124-01	186	143.10	152.80	6.69	2.18	136.89
MO-125-01	110	69.10	76.20	6.21	2.47	55.61
MO-126-01	119	79.50	83.20	2.91	3.07	70.01
MO-127-01	164	122.40	125.40	1.54	2.77	121.94
MO-128-01	131	99.00	101.70	1.86	2.35	92.67
MO-130-01	159	116.10	122.10	3.27	0.56	115.96
MO-130-02	185	156.70	158.30	0.40	0.65	157.24
MO-130-03	165	132.00	136.00	2.36	2.10	131.45
MO-130-06	288	254.40	259.60	3.16	1.39	240.06
Total:	1,743

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	High values cut at 34.28 g/t Au.

Link to Chart 1: G Zone longitudinal section - http://media3.marketwire.com/docs/G-Zone.pdf

TABLE 2
NEW MONIQUE PROPERTY DRILL RESULTS
J AND J SOUTH ZONE(3)(4)
						Vertical Depth of
Hole	Length	From	To	True Width	Grade(5)	Intersection
Number	(metres)	(metres)	(metres)	(metres)	(g/t Au)	(metres)
MO-114-03	177	85.70	87.90	1.64	4.45	77.30
		120.90	124.70	2.88	3.18(4)	108.80
MO-115-01	234	167.20	173.50	4.54	3.69	155.00
MO-116-05	219	166.90	171.50	3.30	6.92	154.20
MO-120-02	138	66.20	70.60	3.66	2.02	55.50
		90.80	94.70	3.26	2.40(4)	75.10
MO-120-03	190	112.00	117.10	3.75	5.28	102.00
MO-120-07	252	154.60	160.80	4.57	4.39	142.30
		169.10	175.10	4.45	1.97(4)	155.00
MO-120-08	300	189.00	196.00	4.66	2.02	181.50
MO-124-01	186	101.00	110.70	6.57	2.68	98.20
		121.10	134.50	9.16	2.88(4)	118.40
MO-130-06	288	177.40	186.70	6.21	3.24	170.70
Total:	1,984

(3)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(4)	The J South Zone is a discontinuous zone that is situated between the G and J zones.
(5)	High values cut at 34.28 g/t Au.

Link to Chart 2: J Zone longitudinal section - http://media3.marketwire.com/docs/J-Zone.pdf

RICHMONT UPDATES FINAL DRILLING RESULTS FROM THE MONIQUE PROJECT, STUDIES UNDERWAY TO ACCELERATE DEVELOPMENT OF THIS ASSET

August 24, 2011

Project Update
Richmont has completed the necessary geotechnical, geomechanical and hydrogeological studies on the Property in preparation for permit application requirements for this project. In addition, 3,504 metres of condemnation drilling were also completed to evaluate the areas where surface infrastructure is planned. As previously announced, a new gold zone was identified (hole MO-200-02 returned a value of 6.69 g/t Au over 4.40 metres from 51.9 to 56.3 metres) in the central part of the Property during this drilling, an area that will be a priority target for future drilling programs. Richmont also identified two anomalies on the Property via a 12 km IPower 3D induced polarization survey. These anomalies will be drill tested later this year.

About Richmont Mines Inc.
Richmont Mines has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and expects to begin commercial production from its Francoeur Mine in the first quarter of 2012, which will increase Richmont’s production to 100,000 ounces of gold on an annual basis. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Raynald Vincent, Eng., MPM, Chief Exploration Projects, a qualified person as defined by Regulation 43-101, and an employee of Richmont Mines Inc.

The analyses were conducted at the ALS Minerals laboratory in Val-d’Or, Quebec, by means of fire assay fusion with atomic absorption or gravimetric finish.

For more information, please contact:

Investor Relations:	Media Contact:
Jennifer Aitken	Glenn Massad
RICHMONT MINES INC.	EDELMAN Public Relations
Phone: 514 397-1410	Phone: 514 844-6665 ext. 5863
E-mail: jaitken@richmont-mines.com	E-mail: glenn.massad@edelman.com

Ticker symbol: RIC Listings: TSX – NYSE Amex Web Site: www.richmont-mines.com

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